

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2023

Irina Nashtatik
Chief Financial Officer
Nicholas Financial, Inc.
26133 US Hwy 19 North, Suite 300
Clearwater, FL 33763

>   **Re: Nicholas Financial, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed November 22, 2023**
>   **File No. 333-275704**

Dear Irina Nashtatik:

        We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-4 filed November 22, 2023

Risk Factors, page 13

1.   Add a risk factor discussing the impact of your decision to attempt to preserve your net-operating losses on your ability to implement your recovery plan. Disclose the amount of the net operating losses, and the extent to which you will be limited in your ability to enter into transactions in order to preserve the net operating losses.

Risks Relating to the Loan Portfolio Sale, page 14

2.   We note your disclosure on page 14 that "the Corporation engaged an independent third party to deliver a report on the 'fair value' of the Corporation's common stock as of September 30, 2023." Please identify the referenced expert who performed the valuation, the method of selection and the experts' qualifications. Also, discus the manner in which the expert was compensated, the report, and the methods used to reach its findings and the findings themselves. Please refer to Item 1015(b) of Regulation M-A.

Comparison of Shareholder Rights, page 19

3.   We note your disclosure here about the differences in shareholder rights subject to the laws of British Columbia as opposed to the laws of Delaware. Consider providing a direct comparison of these differences in a tabular presentation for shareholders.

The Loan Portfolio Sale, page 33

4.   We note your disclosure on page 33 that "[i]n July 2023, Westlake initiated an informal conversation with a Director of the Corporation to inquire if there was any potential interest in preliminary discussions regarding the sale of the loan portfolio to Westlake." Additionally, we note your disclosure on page 34 that "[d]uring October and November 2023, a Director and the Corporation's legal counsel negotiated the provisions of the Asset Purchase Agreement and exchanged multiple drafts of the Asset Purchase Agreement. The Board was kept informed of these negotiations." Please identify the director(s) you reference, clarify if the director identified on page 33 participated in the negations of the sale of the loan portfolio to Westlake, if the director(s) has or has previously had any relationship with Westlake, and whether any preexisting ownership, other than the current 50,000 shares of common stock the company has the authority to issue, between the director and the company has existed.

5.   We note your disclosure on page 33 that you "believe that [y]our automobile finance installment contracts will rapidly suffer large credit losses, which in turn could result in a significant devaluation of the Corporation and the market value of its stock and add uncertainty to [y]our ability to successfully implement [y]our restructuring plan." We also note your disclosure on page 34 that "the Chief Financial Officer presented several financial models reflecting the potential effects of increasing credit losses on the current business, operations and financial condition and likely future business prospects for the Corporation over the next four years." Please revise your disclosure to explain the basis for the Chief Financial Officer's projections so that investors can better evaluate the board's recommendation.

Reasons for the Loan Portfolio Sale Proposal, page 37

6.   We note your disclosure that "[a]ssuming closing of the Loan Portfolio Sale, [you] intend to explore strategic alternatives for the use of the net proceeds from the sale and seek to maximize the value of deferred tax assets, including net operating losses, available to the Corporation. The overall timeframe and structure of the Corporation's restructuring remains uncertain." We also note that the Board considered "alternatives and transactions involving the Corporation as a whole, such as a merger, reverse merger, sale of assets, strategic partnership or other business combination transaction, that would have a reasonable likelihood of providing value to our shareholders over time in excess of the amount, if any, the shareholders would receive in a liquidation." Please clarify whether the board found any of these options viable and whether there are concrete plans to liquidate and distribute funds. Please revise your disclosure to explain what exactly the board plans

to do with the funds that are received upon the completion of the purchase agreement. Make corresponding changes to the Questions and Answers and Risk Factors sections, as appropriate.

<u>Where You Can Find More Information, page 46</u>

7.   Please revise this section to include the hyperlinks to the documents that were incorporated by reference on page 46.

<u>General</u>

8.   Please revise the forepart of this registration statement, and where appropriate, to explain to shareholders:
   - why the board is recommending this vote, and the basis for the board's recommendation;
   - the liquidation value of the company;
   - what, if any, merger or asset acquisition plans exist;
   - what the plan for restructuring is; and
   - why the board believes the current plan is preferable to liquidating.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Anthony D. Scioli, Esq.